Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT.

Our common stock on the Nasdaq Global Select Market under the symbol “BFST”.

The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which is attached as an exhibit to our most recent Annual Report on Form 10-K.

Business First is incorporated in the state of Louisiana. Accordingly, the rights of its shareholders are generally covered by Louisiana law, including the Louisiana Business Corporation Act, or LBCA, and Articles of Incorporation and Bylaws, as the same may be amended from time to time.

Business First’s Articles of Incorporation authorize the issuance of up to 50,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, no par value per share. The authorized but unissued shares of Business First common stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. There are currently 72,010 shares of 7.50% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value (the “Series A Preferred Stock”) issued and outstanding.

Voting Rights. Each holder of Business First common stock is entitled to one vote for each share on all matters submitted to a vote of shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of the Series A Preferred Stock and any shares of preferred stock that Business First may issue. Business First’s Articles of Incorporation do not provide for cumulative voting in the election of directors. Directors are elected by a majority of the votes cast, unless the number of director nominees exceeds the number of directors to be elected at the meeting, in which case directors would be elected by a plurality of the votes cast.

Dividend Rights. Subject to certain regulatory restrictions, and to the rights of holders of the Series A Preferred Stock and any preferred stock that Business First may issue, all shares of Business First common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by the board of directors.

No Preemptive Rights. No holder of Business First common stock has a right under the LBCA, or Business First’s Articles of Incorporation or Bylaws, to purchase shares of common stock upon any future issuance.

Liquidation Rights. In the event of Business First’s liquidation, dissolution or winding up, whether voluntarily or involuntarily, the holders of its common stock would be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities and accrued and unpaid dividends and liquidation preferences on of the Series A Preferred Stock and any preferred stock that Business First may issue.

Modification of Rights. Business First’s Articles of Incorporation provide that the approval of at least 80% of the total voting power of the company will be required to amend the indemnification and limitation of liability provisions of its Articles of Incorporation. Any other amendment to Business First’s Articles of Incorporation requires the approval of a majority of the votes entitled to be cast. Business First’s Bylaws may be amended by its board of directors, by a vote of a majority of the members present, or by its shareholders, by a majority of the votes cast at a meeting of the shareholders.

Other Rights. Holders of Business First’s common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to Business First’s common stock.

Action by Written Consent. Under the LBCA, no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders without the unanimous written consent of all shareholders entitled to vote on the action unless the articles of incorporation specifically allows action to be taken by the written consent of shareholders holding at least the minimum number of shares necessary to take the action that is subject to that consent at a meeting of shareholders, even though the consent is not signed by all of the corporation’s shareholders. Business First’s Articles of Incorporation provide for shareholder action by less than unanimous written consent.

Certain Articles of Incorporation and Bylaw Provisions Potentially Having an Anti-Takeover Effect

Certain provisions of Business First’s Articles of Incorporation and Bylaws, and the corporate and banking laws applicable to Business First, may be deemed to have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management.

Authorized but Unissued Shares. The corporate laws and regulations applicable to Business First enable its board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of Business First’s common or preferred stock. Any such issuance of shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The ability of the board of directors to issue authorized but unissued shares of Business First’s common or preferred stock at its sole discretion may enable Business First’s board to sell shares to individuals or groups who the board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of Business First. In addition, the ability of the board of directors to issue authorized but unissued shares of Business First capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Preferred Stock. Business First’s Articles of Incorporation contain provisions that permit the board of directors to issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of holders of Business First’s common stock. However, the issuance of one or more series of preferred stock may affect the holders of Business First’s common stock in a number of respect, including the following: by subordinating Business First’s common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences and privileges; by diluting the voting power of Business First’s common stock; by diluting the earnings per share of Business First’s common stock; and by issuing common stock, upon conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance. Business First currently has 72,010 shares of its Series A Preferred Stock outstanding. Business First’s common stock ranks junior to the Series A Preferred Stock with respect to dividend rights and liquidation preferences. No dividends are payable on Business First’s common stock unless the full dividend has been paid with respect to the Series A Preferred Stock for the most recent quarterly dividend period.

Board Size and Vacancies. Business First’s Bylaws enable the board of directors to increase the size of the board between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors.

No Cumulative Voting. The LBCA does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and Business First’s Articles of Incorporation do not provide for such authority. In the absence of cumulative voting, the holders of a majority of the shares of Business First common stock may elect all of the directors standing for election, if they should so choose.

Special Meetings of Shareholders. For a special shareholders’ meeting to be called by one or more shareholder(s), Business First’s Articles of Incorporation require the request of holders of at least 25% of the outstanding shares entitled to vote at the meeting to call a special shareholders’ meeting.

Advance Notice Procedures for Director Nominations and Shareholder Proposals. Business First’s Bylaws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although this procedure does not give the board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to Business First’s shareholders and Business First.

Amending our Bylaws. Business First’s board of directors may amend its Bylaws without shareholder approval.

Notice and Approval Requirements. Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956 and the Change in Bank Control Act.

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of Business First’s shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of Business First common stock at that time. In addition, these provisions may have the effect of assisting the board of directors and management in retaining their respective positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of Business First’s business.